Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Fourth Quarter and Year-end 2008

Las Vegas, Nevada, March 30, 2009 — Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the fourth quarter and year ended December 31, 2008.

For the fourth quarter of 2008, the Company reported revenues of $15.7 million, which were down 21% compared to revenues of $19.9 million for the fourth quarter of 2007.  Gross profit for the quarter was $5.5 million, or 35% of revenues, compared to $6.8 million, or 34% of revenues, in the same period a year ago.

Net income for the fourth quarter of 2008 was $1.8 million, or $0.22 per basic and diluted share, and up 100% compared to a net income of $0.9 million, or $0.11 per basic and diluted share, in the fourth quarter of 2007.

For the year ended December 31, 2008, revenues were $60.5 million, which were up 3% compared to revenues of $58.8 million in the year ended December 31, 2007.  Gross profit for the year was $19.9 million, or 33% of revenues, compared to $17.5 million, or 30% of revenues, in 2007.

Net income for the year ended December 31, 2008 was $4.5 million, or $0.55 per basic and diluted share, compared to $0.2 million, or $0.03 per basic and diluted share, for the year ended December 31, 2007.

As of December 31, 2008, the Company had cash and marketable securities of $13.1 million, compared to $9.4 million as of December 31, 2007.

As of December 31, 2008, the Company had $38.8 million of stockholders’ equity, compared to $35.1 million as of December 31, 2007.

As of December 31, 2008, our backlog of unfilled orders, which are expected to be filled in 2009, was $13.0 million.  Over $8.0 million of the backlog is for orders from two casinos in Asia that are expected to be delivered in the middle of the year, which the Company previously announced with its press release on January 16, 2009.  At December 31, 2007, our backlog was $11.1 million.

Commenting on the results, Gerard Charlier, President and CEO, said, “We are pleased with our fourth quarter and year end results for 2008, especially given the difficult economic environment.  This past year was the Company’s second best year in terms of both revenues and net income.  Our continuing efforts to reduce costs contributed to these results.  The move of our Bud Jones chip production from Las Vegas to Mexico is improving operating margins and we have made staff reductions as well as other cost reductions.  However, the challenges facing the gaming industry will make 2009 a difficult year, especially in the first quarter.  Nonetheless, we are positioning the company to meet the challenges we face and believe we can find success in the marketplace, such as the large orders we announced in January for the City of Dreams casino in Macau and the Newport City casino in Manila.”

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paulson®, Bourgogne et Grasset® and Bud Jones®) casino chips including plaques and jetons and low frequency and high frequency RFID chips, low and high frequency RFID readers, table layouts, playing cards, dice, gaming furniture, roulette wheels, table accessories, and other products that are used with casino table games such as blackjack, poker, baccarat, craps, and roulette. GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis Rio Colorado, Mexico; Atlantic City, New Jersey; and Gulfport, Mississippi. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof, the long-term growth and prospects of our business or any jurisdiction, including Macau, unfavorable economic conditions which may reduce our product sales, and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International’s plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, the timing and its ability to consummate, acquisitions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

For more Information please contact:

For Gaming Partners International Corporation:

GPIC Contact:
David W. Grimes
702-598-2400
dgrimes@gpigaming.com

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GAMING PARTNERS INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31,

(in thousands, except share amounts)

	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$5,547	$4,627
Marketable securities	7,561	4,730
Accounts receivable, less allowance for doubtful accounts of $342 and $327, respectively	5,422	5,811
Inventories	9,894	10,093
Prepaid expenses	431	487
Deferred income tax asset	691	893
Other current assets	790	1,459
Total current assets	30,336	28,100
Property and equipment, net	14,158	15,596
Goodwill	1,599	1,680
Other intangibles, net	783	1,023
Deferred income tax asset	1,666	1,514
Long-term investments	696	736
Other assets, net	311	660
Total assets	$49,549	$49,309

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term debt	$523	$689
Accounts payable	2,613	2,964
Accrued liabilities	3,066	4,418
Customer deposits	1,432	2,715
Income taxes payable	312	27
Other current liabilities	459	406
Total current liabilities	8,405	11,219
Long-term debt, less current maturities	1,743	2,273
Deferred income tax liability	585	455
Other liabilities	—	209
Total liabilities	10,733	14,156
Commitments and contingencies - see Note 10 Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,103,401, respectively, issued and outstanding	81	81
Additional paid-in capital	19,033	18,766
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	17,312	12,825
Accumulated other comprehensive income	2,586	3,677
Total stockholders’ equity	38,816	35,153
Total liabilities and stockholders’ equity	$49,549	$49,309

See Notes to Consolidated Financial Statements

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

December 31,

(in thousands, except per share amounts)

	2008	2007
Revenues	$60,546	$58,821
Cost of revenues	40,671	41,355
Gross profit	19,875	17,466

Product development	201	419
Marketing and sales	4,263	4,303
General and administrative	10,071	11,882
Operating income	5,340	862
Other income (expense)
Gain (loss) on foreign currency transactions	268	(323)
Interest income	252	334
Interest expense	(137)	(190)
Other income, net	103	374
Income before income taxes	5,826	1,057
Income tax expense	1,339	817
Net income	$4,487	$240

Earnings per share:
Basic	$0.55	$0.03
Diluted	$0.55	$0.03
Weighted-average shares of common stock outstanding:
Basic	8,103	8,101
Diluted	8,184	8,242

See Notes to Consolidated Financial Statements

Selected Quarterly Financial Information

	Year Ended December 31, 2008
	First	Second	Third	Fourth	Total
	(in thousands, except per share data)

Net revenues	$12,125	$18,856	$13,820	$15,745	$60,546
Gross profit (1)	3,659	6,333	4,420	5,463	19,875
Operating (loss) income	(396)	2,407	1,318	2,011	5,340
Net (loss) income	$(412)	$1,850	$1,247	$1,802	$4,487
Net (loss) income per share:
Basic	$(0.05)	$0.23	$0.15	$0.22	$0.55
Diluted	$(0.05)	$0.23	$0.15	$0.22	$0.55

	Year Ended December 31, 2007
	First	Second	Third	Fourth	Total
	(in thousands, except per share data)

Net revenues	$8,921	$14,779	$15,196	$19,925	$58,821
Gross profit (1)	1,441	4,470	4,708	6,847	17,466
Operating (loss) income	(2,373)	289	958	1,988	862
Net (loss) income	$(1,490)	$440	$387	$903	$240
Net (loss) income per share:
Basic	$(0.18)	$0.05	$0.05	$0.11	$0.03
Diluted	$(0.18)	$0.05	$0.05	$0.11	$0.03